UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, August 7th 2018

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, the following material fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Society”), Securities Registration No. 306, reports the following:

The Board of LATAM took cognizance of the resignation presented by Mr. Antonio Luiz Pizarro Manso to the position of director of the Company, effective as of today. In his replacement and in use of the faculty contained in article 32 of Law No. 18,046, on Corporations Law, the Board of Directors agreed in ordinary session held today, August 7, 2018, to appoint Mrs. Sonia Villalobos as director of LATAM. Consequently, at the next Ordinary Shareholders' Meeting of LATAM, it will be necessary to proceed to elect and renew its board of directors.

Sincerely,

Juan Carlos Menció

Senior Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Mencio
	Name:	Juan Carlos Mencio
	Title:	Vice President Legal LATAM